UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
November 16, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Date November 16, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Nomination Committee representatives of Metso Corporation
(Helsinki, Finland, November 16, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso’s Nomination Committee, established by the Annual General Meeting, prepares proposals on the composition of the Board of Directors along with the director remuneration for the next Annual General Meeting, which is tentatively scheduled for April 3, 2007. The Nomination Committee will present its proposal to the company’s Board of Directors no later than February 1, 2007. The Nomination Committee consists of the representatives named by the four biggest registered shareholders as of November 1, 2006 along with the Chairman of Metso’s Board of Directors as an expert member.
Metso’s four biggest registered shareholders on November 1, 2006 were: State of Finland, Ilmarinen Mutual Pension Insurance Company, Varma Mutual Pension Insurance Company and Odin Norden. Odin Norden did not nominate its representative for the Nomination Committee. Thus the right to nominate has been transferred to the next largest registered shareholder as of November 1, 2006, Svenska litteratursällskapet i Finland r.f. (922,000 shares or 0.65% of share capital).
The above mentioned shareholders have chosen the following persons as their representatives for Metso’s Nomination Committee: Markku Tapio (Chairman of the Nomination Committee), Director General, State Shareholdings unit (State of Finland); Harri Sailas, Deputy CEO (Ilmarinen Mutual Pension Insurance Company); Mikko Koivusalo, Director, Investments (Varma Mutual Pension Insurance Company) and Henry Wiklund, Managing Director (Svenska litteratursällskapet i Finland r.f.). Matti Kavetvuo, Chairman of Metso’s Board of Directors, serves as the Committee’s expert member.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com

For further information, please contact:

Aleksanteri Lebedeff, Senior Vice President, General Counsel, Metso Corporation, tel. +358 204 84 3240
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253

or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.